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Exhibit 4.19

SECOND AMENDMENT AND FORBEARANCE AGREEMENT

        This Second Amendment and Forbearance Agreement (this "Agreement") is made as of the 12th day of January, 2010 among Evergreen Energy Inc. ("Evergreen"), Evergreen Operations, LLC ("Evergreen Op") and Buckeye Industrial Mining Co. ("Buckeye," together with Evergreen and Evergreen Op, the "Companies" and each individually referred to as a "Company"), Centurion Credit Funding LLC ("Centurion") and Level 3 Capital Fund LP ("Level 3", and together with Centurion, the "Investors").

Background

        A.    The Companies and the Investors are parties to a certain Note Purchase Agreement dated as of March 20, 2009, as amended by the First Amendment to Note Purchase Agreement dated as of April 8, 2009 (as may be further modified and amended from time to time, the "Purchase Agreement"), pursuant to which the Companies issued to the Investors and the Investors purchased certain Senior Secured Convertible Promissory Notes in the aggregate principal amount of $15,000,000 (the "Existing Notes" and together with the Additional Notes (as defined below), collectively, the "Notes" and each a "Note"). The Purchase Agreement and all instruments, documents and agreements executed in connection therewith, or related thereto, including the Notes, are referred to herein collectively as the "Transaction Documents". All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Purchase Agreement.

        B.    The following Events of Default have occurred and are continuing: Companies have failed to make payment of the principal amount, interest and other monetary obligations under each of the Existing Notes on the Maturity Date (as defined in each of the Notes) (collectively, the "Existing Defaults"). As a result of the existence of the Existing Defaults, Lender has the right under the Existing Notes, Security Agreement and Pledge Agreement to exercise any and all of its rights and remedies with respect to the Existing Defaults, including, without limitation, the right to cease providing any other financial accommodations to Companies.

        C.    Notwithstanding the existence of the Existing Defaults, Companies have requested that Investors forbear for a limited period of time from exercising their rights and remedies as a result of and with respect to such Existing Defaults and Investors are willing to agree to the foregoing solely for the period and on and subject to the terms and conditions set forth in this Agreement.

        D.    Pursuant to the Existing Notes, Companies owe to Investors an Exit Fee equal to the aggregate amount of $2,250,000, which amount was due and payable in full on the Maturity Date and was not paid when due. In connection with Investors' agreement to forbear from exercising their rights and remedies as a result of such Existing Defaults, Companies have requested, and Investors have agreed, to extend the time of payment of the Exit Fee by issuing to Investors additional notes in the aggregate principal amount of $2,250,000 to evidence the fully earned Exit Fee owed to Investors.

        E.    Effective December 18, 2009, the Companies and Investors agreed to amend the terms and conditions of the Transaction Documents pursuant to the terms and conditions of a binding term sheet (the "Term Sheet") which contemplated the execution of this Agreement.

        F.     The Companies and Investors have agreed to amend the terms and conditions of the Transaction Documents pursuant to the terms and conditions of this Agreement.

        NOW, THEREFORE, with the foregoing Background incorporated by reference and made a part hereof and intending to be legally bound, the parties agree as follows:

        1.    Acknowledgment of Existing Defaults.    Companies acknowledge, confirm and agree that (a) the Existing Defaults have occurred and are continuing and (b) Investors have the presently exercisable right to exercise all rights and remedies against Companies and the Collateral (as defined in the Security Agreement) as are available to Investors under the Existing Notes and the other Transaction

Documents and under applicable law, all without notice to or consent by Companies, except as expressly provided for under the Existing Notes or other Transaction Documents or required by applicable law.

        2.     Limited Forbearance Period; Forbearance Termination.

          (a)   At Companies' request and in reliance upon Companies' representations, warranties and covenants contained in this Agreement, and subject to the terms and conditions of this Agreement, Investors agree to forbear during the Forbearance Period (as defined below) from exercising Investors' rights and remedies with respect to the Existing Defaults, whether arising under the Purchase Agreement, the Notes, the other Transaction Documents or applicable law. For the purposes of this Agreement, the "Forbearance Period" means the period commencing on and effective as of the Maturity Date and terminating on the earlier to occur of (i) June 30, 2010; (ii) the consummation of a sale of all or substantially all of the assets of Buckeye (the "Sale of Buckeye") pursuant to which all of the Obligations (as defined in the Security Agreement) are not paid in full at the closing thereof and (iii) the date on which any one or more of the following events has occurred (hereinafter referred to as a "Forbearance Event of Default"): (A) any Company's failure to perform or observe any of the terms and conditions of this Agreement; or (B) the existence or occurrence of any Event of Default that is not an Existing Default.

          (b)   From and after termination or expiration of the Forbearance Period (the "Forbearance Termination Date"), the agreement of Investors to forbear with respect to the Existing Defaults shall automatically and without further notice or action terminate and be of no further force and effect, and Investors shall have the immediate and unconditional right, in their sole discretion, to exercise any or all of its rights and remedies under the Purchase Agreement, the Notes, the other Transaction Documents and applicable law with respect to the Existing Defaults or any Forbearance Event of Default, including, without limitation, the election by Investors to enforce their security interests in and liens upon the Collateral or any portion thereof. Investors have not waived any of such rights or remedies, and nothing in this Agreement, nor any delay on the part of any Investor after the Forbearance Termination Date in exercising any such rights or remedies, should be construed as a waiver of any such rights or remedies.

        3.    Amendments and Modifications.

          (a)    Interest.    Notwithstanding the Existing Defaults, upon the effectiveness of this Agreement, the original principal amount of each of the Notes shall bear interest, in arrears, at a rate of ten percent (10%) per annum. Furthermore, upon the occurrence and during the continuance of a Forbearance Event of Default, the Companies will pay additional default rate interest to the Investors, payable on demand, at a rate equal to the lesser of two and one half percent (2.5%) per month (prorated for partial months) and the maximum applicable legal rate per annum, computed on the basis of a 360-day year of twelve (12) thirty-day months on the outstanding principal balance of the Notes. All accrued and unpaid interest shall be paid in cash at the time of any principal payment (including any partial payment of principal) made on or in respect of the Notes.

          (b)    Exit Fee.    When each of the Notes is repaid, in whole or in part, for any reason and at any time, Companies shall pay to the Investors, as consideration for the agreement of the Investors to forbear hereunder, a supplemental exit fee (the "Supplemental Exit Fee") in an amount equal to 15% of the amount of each such repayment or prepayment plus, if the First Equity Offering (as defined below) is not consummated on or prior to January 15, 2010, $350,000 in the aggregate. All fees payable pursuant to this paragraph shall be deemed fully earned upon the effectiveness of this Agreement. For the avoidance of doubt, this Supplemental Exit Fee shall be in addition to the Exit Fee.

          (c)    First Equity Offering.    Evergreen shall use its best efforts to raise capital by the issuance and sale of its equity securities. The consummation of such equity raise shall be known as the "First Equity Offering". Evergreen shall consummate the First Equity Offering no later than January 28, 2010. Failure to consummate the First Equity Offering by January 28, 2010 shall be an immediate Event of Default under the Purchase Agreement and other Transaction Documents and shall constitute a Forbearance Event of Default hereunder.

          (d)    Subsequent Equity Offerings.    If Evergreen raises additional capital by the issuance of equity securities subsequent to the First Equity Offering (a "Subsequent Equity Offering"), Evergreen shall use 30% of the net proceeds from the Subsequent Equity Offering to prepay the principal amount of the Notes and any accrued but unpaid interest.

          (e)    Investment Banker.    The Companies have retained Raymond James as an investment banker (the "Investment Banker") to assist the Companies in their efforts to sell Buckeye. The Companies shall provide or cause the Investment Banker to provide semi-monthly updates to the Investors as to the status of the Companies efforts to sell Buckeye, including, subject to the terms of any confidentiality agreements executed with proposed purchasers, marketing efforts, names of potential buyers identified and their respective levels of interest, offers made to purchase all or a portion of Buckeye, and any other information reasonably requested by Investors. Termination of the Investment Banker for any reason or no reason whatsoever shall be an immediate Event of Default under the Purchase Agreement and other Transaction Documents and shall constitute a Forbearance Event of Default hereunder.

          (f)    Dividends.    None of the Companies shall (i) declare or pay any dividends or make any distributions (by reduction of capital or otherwise) to any holder(s) of its common stock (or security convertible into or exercisable for common stock) or set aside or otherwise deposit or invest any sums for such purpose, or (ii) redeem, retire, defease, purchase or otherwise acquire for value, directly or indirectly, any common stock or other equity security of the Companies or set aside or otherwise deposit or invest any sums for such purpose, in each case without the express written consent of the Investors. Notwithstanding the foregoing, Buckeye may declare and pay dividends or distributions of amounts solely for purposes of paying costs, expenses and obligations relating to the business of Buckeye consistent with past practices.

          (g)    Sale of Buckeye.    Notwithstanding anything to the contrary in the Purchase Agreement or the other Transaction Documents, failure: (i) by the Companies to enter into and execute a definitive binding agreement relating to the Sale of Buckeye at a purchase price sufficient to pay the Notes in full by no later than the close of business on March 31, 2010; or (ii) by the purchaser of Buckeye to satisfy any financing condition contained within a definitive binding agreement relating to the sale of Buckeye by the close of business on May 31, 2010, for any reason or no reason whatsoever shall be an immediate Event of Default under the Purchase Agreement and other Transaction Documents and shall constitute a Forbearance Event of Default hereunder.

          (h)    Consultant and Inspection.    Notwithstanding anything to the contrary in the Purchase Agreement or the other Transaction Documents, Investors may retain a single third party consultant or advisor in connection with the transactions contemplated by this Agreement, the Purchase Agreement and the other Transaction Documents satisfactory to Investors in their sole discretion and to assist the Investors in the review of the financial condition and operations of the Companies (the "Investors' Consultant"), and each Company shall permit such Investors' Consultant to visit any of such Company's properties and inspect any of its assets and/or books and records, to examine and make copies of its books and records and to discuss its affairs, finances, technology and accounts with, and to be advised as to the same by, its officers and employees at such reasonable times during normal hours as may be reasonably requested by Investor. The Companies, jointly and severally, agree to pay or reimburse Investors for all of the reasonable fees of Investors' Consultant and reasonable expenses relating to hotel, travel, meals and other out-of-pocket expenses incurred by the Investors' Consultant or its representatives in any such inspection or examination upon presentation of invoices or other documentation of such expenses.

        4.    Issuance of Additional Note.

          (a)   Upon satisfaction of the terms and conditions set forth herein and upon the terms and conditions contained herein and in the Purchase Agreement, the Companies shall issue to Investors additional senior secured promissory notes in the aggregate principal amount of $2,250,000 as evidence of the obligation of the payment of the Exit Fee as follows: Companies shall issue to Centurion additional senior secured promissory notes in the aggregate principal amount of $2,007,992 and issue to Level 3 an additional senior secured promissory note in the aggregate principal amount of $242,008, in each case substantially in the form of Exhibit A hereto (together, the "Additional Notes" and each an "Additional Note").

          (b)   The Additional Notes shall be deemed "Transaction Documents" under the Purchase Agreement.

        5.    Acknowledgment of Indebtedness and Obligations.    Companies hereby confirm and acknowledge that immediately prior to the execution of this Agreement, Companies were indebted to Investors in the aggregate principal amount of Fifteen Million Dollars ($15,000,000.00) plus the Exit Fee amount of Two Million Two Hundred Fifty Thousand Dollars ($2,250,000.00), plus interest and all other fees, costs and expenses incurred to date in connection with and owing by Companies under the Purchase Agreement, Notes and the other Transaction Documents, in each case, without any deduction, defense, setoff, claim or counterclaim, of any nature.

        6.    Forbearance Fee.    Companies shall pay to Centurion a fee of $1,628,705 and to Level 3 a fee of $196,295 (collectively, the "Forbearance Fee"), which Forbearance Fee shall be fully earned upon the effectiveness of this Agreement, which fee shall be due and payable in cash in immediately available funds upon the earliest of (i) a closing on the First Equity Offering, (ii) the closing of the Sale of Buckeye, (iii) the occurrence of a Forbearance Event of Default or (iv) repayment of the Notes in full.

        7.    Representations and Warranties.    Each Company represents and warrants to Investors that:

          (a)   All warranties and representations made to the Investors under the Purchase Agreement and the Transaction Documents are true and correct as to the date hereof unless they specifically relate to an earlier date in which case they shall be true and correct as of such date, other than as set forth on the updated or additional disclosure schedules (the "Updated Disclosure Schedules") attached hereto (the numbers of which shall correspond to the numbers of the disclosure schedules to or applicable sections of the Purchase Agreement, including schedules that may have not been originally provided), provided the Investors waive compliance with Section 2.1(p) of the Purchase Agreement as of the date hereof and with respect to any information provided to the Investors' Consultant.

          (b)   The Companies have the requisite corporate power and authority to enter into and perform this Agreement. The execution, delivery and performance of this Agreement by each Company and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, no further consent or authorization of such Company, its Board of Directors, stockholders or any other third party is required. When executed and delivered by each of the Companies, this Agreement shall constitute a valid and binding obligation of such Company enforceable against such Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor's rights and remedies or by other equitable principles of general application.

          (c)   Immediately prior to and after giving effect to this Agreement and to the transactions contemplated hereby, no default or Event of Default (other than the Existing Defaults) is outstanding.

          (d)   Buckeye has and, after giving effect to the transactions contemplated by this Agreement, the Purchase Agreement and the other Transaction Documents, will have, assets having a fair saleable value in excess of the amount required to pay its probable liability on its existing debts as they fall due for payment and that the sum of its debts is not and will not then be greater than all of its property at a fair valuation.

        8.    Closing Conditions.    Closing of this Agreement shall be subject to completion of the following conditions precedent (all documents to be in form and substance satisfactory to the Investors and Investors' counsel):

          (a)   Execution and delivery by the Companies and the Investors of this Agreement;

          (b)   Execution and delivery by the Companies of each of the Additional Notes;

          (c)   Payment by the Companies of any and all costs, fees and expenses of Investors (including without limitation, the Forbearance Fee and attorneys' fees) in connection with this Agreement and the transactions contemplated hereby; and

          (d)   Execution and/or delivery by the Companies of all agreements, instruments and documents requested by Investors to effectuate and implement the terms hereof and the Transaction Documents.

        9.    Expenses.    The Companies shall pay upon demand any and all costs, fees and expenses of Investors (including without limitation, the fees, costs and expenses of Investors' Consultant and attorneys' fees) in connection with the preparation, negotiation and completion of this Agreement and the transactions contemplated hereby and all fees, costs and expenses incurred by Investors in connection with the administration of and enforcement, protection and defense of the rights and claims of the Investors under this Agreement, the Purchase Agreement or any of the other Transaction Documents. The parties hereto acknowledge that in connection with the Term Sheet, the Companies have paid an expense retainer of $25,000 to be applied towards the fees, costs and expenses of Investors incurred in connection with the preparation, negotiation and completion of this Agreement and the transactions contemplated hereby. The parties hereto also acknowledge that prior to the payment of the retainer, there was a balance due of $15,099.15 relating to an invoice from counsel to the Investors dated December 2, 2009. In addition to the expense retainer and the balance due referenced above, the Investors estimate that an additional approximately $10,000 of costs, fees and expenses have been or will be incurred connection with the preparation, negotiation and completion of this Agreement and the transactions contemplated hereby. The Companies shall pay the balance due and the additional costs, fees and expenses referenced above upon execution of this Agreement. In addition to the foregoing, the Companies acknowledge that Investors anticipate further costs, fees and expenses in respect of title endorsements to be prepared in connection with the transactions contemplated hereby which shall be the responsibility of the Companies. Investors shall notify the Companies prior incurring any such expenses in excess of the foregoing amounts.

        10.    No Waivers, Reservation of Rights.    Investors have not waived, are not by this Agreement waiving, and has no intention of waiving, the Existing Defaults or any other Events of Default which may be continuing on the date hereof or any Events of Default which may occur after the date hereof (whether the same or similar to the Existing Defaults or otherwise), or any event which, with the passage of time or giving of notice, will become an Event of Default. Investors have not agreed to forbear with respect to any of their rights or remedies concerning any Events of Default (other than, during the Forbearance Period, the Existing Defaults to the extent expressly set forth herein), which may be continuing as of the date hereof or which may occur after the date hereof. Except as expressly set forth in Section 2(a), Investors reserve the right to exercise all of their rights and remedies, whether arising under the Purchase Agreement, the Notes, the other Transaction Documents or applicable law. Neither this Agreement nor any other agreement entered in connection herewith or pursuant to the terms hereof shall be deemed or construed to be a compromise, satisfaction, reinstatement, accord and satisfaction, novation or release of the Purchase Agreement or any of the other Transaction Documents, or any rights or obligations thereunder, or a waiver by either Investor of any of its rights thereunder or at law or in equity. This Agreement does not obligate Investors to agree to any other extension or modification of the Purchase Agreement nor does it constitute a course of conduct or dealing on behalf of Investors or a waiver of any other rights or remedies of Investors. No omission or delay by Lender in exercising any right or power under the Purchase Agreement, this Agreement, the Notes, the other Transaction Documents or any related instruments, agreements or documents will impair such right or power or be construed to be a waiver of any default or Event of Default or an acquiescence therein, and any single or partial exercise of any such right or power will not preclude other or further exercise thereof or the exercise of any other right, and no waiver will be valid unless in writing and then only to the extent specified.

        11.    Ratification of Transaction Documents.    This Agreement is incorporated into and made a part of the Purchase Agreement and other Transaction Documents, the terms and provisions of which, unless expressly modified by this Agreement, are each ratified and confirmed and continue unchanged and in full force and effect. Nothing in this Agreement is intended in any way to limit or impair or release any liens, security interests or encumbrances that Investors have in the Companies' real or personal property, including, without limitation, the Collateral or the priority of such liens, security interests or encumbrances. Investors are and shall be entitled to the rights, remedies and benefits provided for in the Purchase Agreement and the other Transaction Documents and pursuant to applicable law, but subject to the terms and conditions of this Agreement. All references to the Purchase Agreement shall mean the Purchase Agreement as modified by this Agreement.

        12.    Collateral.    Each Company hereby confirms and agrees that all security interests and liens granted to Investors continue in full force and effect and shall continue to secure the Secured Obligations (as defined in the Security Agreement). Companies acknowledge and agree that nothing herein contained in any way impairs Investors' rights or priority in such security.

        13.    Release.    (a) Each Company hereby acknowledges and agrees that: (i) neither it nor any of its Affiliates has any claim or cause of action against Investors, or any of them (or any of their respective Affiliates, officers, directors, employees, attorneys, consultants or agents) and (ii) Investors have heretofore properly performed and satisfied in a timely manner all of their obligations to each Company under the Purchase Agreement and the other Transaction Documents. Notwithstanding the foregoing, in order to eliminate any possibility that any past conditions, acts, omissions, events or circumstances would impair or otherwise adversely affect any of Investors' rights, interests, security and/or remedies under the Purchase Agreement and the other Transaction Documents, for and in consideration of the agreements contained in this Agreement and other good and valuable consideration, each Company (for itself and its Affiliates and the successors, assigns, heirs and representatives of each of the foregoing) (each a "Releasor" and collectively, the "Releasors") does hereby fully, finally, unconditionally and irrevocably release and forever discharge Investors, and each of them, and each of their Affiliates, officers, directors, employees, attorneys, consultants and agents (each a "Released Party" and collectively, the "Released Parties") from any and all debts, claims, obligations, damages, costs, attorneys' fees, suits, demands, liabilities, actions, proceedings and causes of action, in each case, whether known or unknown, contingent of fixed, direct or indirect, and of whatever nature or description, and whether in law or in equity, under contract, tort, statute or otherwise, which any Releasor has heretofore had or now or hereafter can, shall or may have against any Released Party by reason of any act, omission or thing whatsoever done or omitted to be done on or prior to the date hereof arising out of, connected with or related in any way to this Agreement, the

Purchase Agreement or any other Transaction Document, or any act, event or transaction related or attendant thereto, or Investors' agreements contained therein, or the possession, use, operation or control of any of the assets of agreements contained therein, or the possession, use, operation or control of any of the assets of any Company, or the making of any advance, or the management of such advance or the Collateral, provided the foregoing release in no manner releases the Investors from any breach of the any term of this Agreement or the Transaction Documents after the date hereof.

          (b)   Each Company understands, acknowledges and agrees that the release set forth above may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted iii breach of the provisions of such release.

          (c)   Each Company agrees that no fact, event, circumstance, evidence or transaction which could now be asserted or which may hereafter be discovered shall affect in any manner the final and unconditional nature of the release set forth above.

          (d)   Each Company, on behalf of itself and its heirs, successors, assigns, and other legal representatives, hereby absolutely, unconditionally and irrevocably, jointly and severally, covenants and agrees with each Releasee that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any claim released, remised and discharged by such Company pursuant to this Section. If any Company violates the foregoing covenant, each Company agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys' fees and costs incurred by any Releasee as a result of such violation.

        14.    GOVERNING LAW:

          (a)   THE VALIDITY OF THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS (UNLESS EXPRESSLY PROVIDED TO THE CONTRARY IN ANOTHER TRANSACTION DOCUMENT IN RESPECT OF SUCH OTHER TRANSACTION DOCUMENT), THE CONSTRUCTION, INTERPRETATION, AND ENFORCEMENT HEREOF AND THEREOF, AND THE RIGHTS OF THE PARTIES HERETO AND THERETO WITH RESPECT TO ALL MATTERS ARISING HEREUNDER OR THEREUNDER OR RELATED HERETO OR THERETO SHALL BE DETERMINED UNDER, GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

          (b)   THE PARTIES AGREE THAT ALL ACTIONS OR PROCEEDINGS ARISING IN CONNECTION WITH THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS SHALL BE TRIED AND LITIGATED ONLY IN THE STATE AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, FEDERAL COURTS LOCATED IN THE COUNTY OF NEW YORK, STATE OF NEW YORK. CENTURION, LEVEL 3 AND EACH COMPANY WAIVE, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, ANY RIGHT EACH MAY HAVE TO ASSERT THE DOCTRINE OF FORUM NON CONVENIENS OR TO OBJECT TO VENUE TO THE EXTENT ANY PROCEEDING IS BROUGHT IN ACCORDANCE WITH THIS SECTION 14(b).

          (c)   TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CENTURION, LEVEL 3 AND EACH COMPANY HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREIN, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS. CENTURION, LEVEL 3 AND EACH COMPANY REPRESENT THAT EACH HAS REVIEWED THIS WAIVER AND EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS

  FOLLOWING CONSULTATION WITH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, A COPY OF THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

        15.    Waivers.    No Company will, directly or indirectly, do any act or fail to do any act, which would impair or affect Investors' security interest in any Collateral, nor will any Company, upon any default or Event of Default, contest Investors' right to obtain judgment against the Companies or to foreclose upon any Collateral pledged to Investors, nor will any Company move to vacate or enjoin such judgment or foreclosure. Each Company waives and renounces all rights which are waivable under Article 9 of the Code (as defined in the Security Agreement), whether such rights are waivable before or after default, including, without limitation, those rights with respect to compulsory disposition of collateral (U.C.C. §§9-610, 9-615 and 9-620), any right of redemption under U.C.C. §9-623, and any right to notice relating to disposition of collateral under U.C.C. §9-611.

        16.    Future Negotiations.    The parties hereto acknowledge and agree that (A) Investors have not agreed to and has no future obligation whatsoever to discuss, negotiate or agree to any restructuring of the Companies' obligations with respect to the Purchase Agreement, the Notes (including, without limitation, the Additional Notes), the other Transaction Documents, or any of them, or any modification, amendment, restructuring or reinstatement of such agreements or, except as expressly provided in this Agreement, to forbear from exercising its rights and remedies under such agreements or otherwise, and (B) if there are any future discussions among Investors and the Companies concerning any such restructuring, modification, amendment or reinstatement, then no restructuring, modification, amendment, reinstatement, compromise, settlement, agreement or understanding with respect to obligations under the Purchase Agreement, the Notes (including, without limitation, the Additional Notes), the other Transaction Documents, or any of them, or any aspect thereof, shall constitute a legally binding agreement or contract or have any force or effect whatsoever unless and until reduced to writing and signed by Investors and that none of the parties hereto shall assert or claim in any legal proceedings or otherwise that any such agreement exists except in accordance with the terms of this Section.

        17.    Confidentiality.    The Investors acknowledge and agree to keep as confidential and not share with any person, other than any of its officers, directors, employees, counsel, agents, investment bankers, or accountants, including, without limitation, Investors' Consultant, any and all confidential information received by the Investors or the Investors' Consultant pursuant to the terms of this Agreement or the Transaction Documents, including, but not limited to, all information provided by the Companies pursuant to Sections 3(e) and 3(h) hereof; provided, however, that such party may disclose or use any such information (i) as has become generally available to the public other than through a breach of this Agreement by such party or any of its affiliates and representatives, (ii) as becomes available to the Investors on a non-confidential basis from a source other than the Companies or the Companies' affiliates or representatives, provided that such source is not known or reasonably believed by such party to be bound by a confidentiality agreement or other obligations of secrecy, (iii) as may be required in any report, statement or testimony required to be submitted to any governmental entity having or claiming to have jurisdiction over it, or as may be otherwise required by applicable law, or as may be required in response to any summons or subpoena or in connection with any litigation, (iv) as may be required to obtain any governmental entity approval or consent required in order to consummate the transactions contemplated by this Agreement or the other Transaction Documents or (v) as may be necessary to establish or enforce the Investors' rights and/or to exercise the Investors' remedies under the Purchase Agreement, this Agreement and the other Transaction Documents, subject to the execution and delivery of a Non-Disclosure Agreement containing restrictions and limitations substantially similar to those contained in this Section 17. As condition to the receipt of any confidential information, the Companies may require the Investors' Consultant to execute a customary confidentiality and non-use agreement, prohibiting the dissemination or use of information provided, other than for the purposes specifically set forth in Section 3(h). In addition to any remedy at law or in equity, the Company shall be entitled to seek immediate injunctive relief for any breach or attempted breach of this Section 17. In addition to the foregoing confidentiality provisions, neither the Investors nor the Investors' Consultant shall provide any information regarding the Companies to any person who has considered or is considering the acquisition of any of the stock or assets of Buckeye.

        18.    Advice of Counsel.    Each Company (a) understands fully the terms of this Agreement and the consequences of the execution and delivery of this Agreement, (b) has been afforded an opportunity to discuss this Agreement with, and have this Agreement reviewed by, such attorneys and other persons as such Company may wish and specifically regarding the effect and implications of Sections 13 and 15 above, and (c) has entered into this Agreement and executed and delivered all documents in connection herewith of its own free will and accord and without threat, duress or other coercion of any kind by any Person and knowingly and voluntarily hereby waives the rights described therein or affected thereby. The parties hereto acknowledge and agree that neither this Agreement nor the other documents executed pursuant hereto shall be construed more favorably in favor of one than the other based upon which party drafted the same, it being acknowledged that all parties hereto contributed substantially to the negotiation and preparation of this Agreement and the other documents executed pursuant hereto or in connection herewith.

        19.    Signatories:    Each individual signatory hereto represents and warrants that he or she is duly authorized to execute this Agreement on behalf of his or her principal and that he or she executes the Agreement in such capacity and not as a party.

        20.    Duplicate Originals:    Two or more duplicate originals of this Agreement may be signed by the parties, each of which shall be an original but all of which together shall constitute one and the same instrument. This Agreement may be executed in counterparts, all of which counterparts taken together shall constitute one completed fully executed document. Signature by facsimile or PDF shall bind the parties hereto.

        21.    Severability:    The provisions of this Agreement are to be deemed severable, and the invalidity or unenforceability of any provision shall not affect or impair the remaining provisions which shall continue in full force and effect.

[Remainder of Page Intentionally Left Blank]

        IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

Companies:	EVERGREEN ENERGY INC.
	By:	Name: Diana L. Kubik Title: Vice President and Chief Financial Officer
EVERGREEN OPERATIONS, LLC
	By:	Name: Diana L. Kubik Title: Vice President and Chief Financial Officer
BUCKEYE INDUSTRIAL MINING CO.
	By:	Name: Diana L. Kubik Title: Vice President and Chief Financial Officer
Investors:	CENTURION CREDIT FUNDING LLC
	By:	Name: Dan Small Title: Authorized Signatory
LEVEL 3 CAPITAL FUND LP
	By:	Level 3 Capital Management LLC, its general partner
		By:	Name: Title:

[SIGNATURE PAGE TO SECOND AMENDMENT AND FORBEARANCE AGREEMENT]

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SECOND AMENDMENT AND FORBEARANCE AGREEMENT